SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 31 August 2006


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------



1.1 Transaction in Own Shares released on 1 August 2006
1.2 Transaction in Own Shares released on 2 August 2006
1.3 Transaction in Own Shares released on 3 August 2006
1.4 Transaction in Own Shares released on 4 August 2006
1.5 Transaction in Own Shares released on 7 August 2006
1.6 Transaction in Own Shares released on 8 August 2006
1.7 Transaction in Own Shares released on 9 August 2006
1.8 Transaction in Own Shares released on 10 August 2006
1.9 Director/PDMR Shareholding released on 10 August 2006
2.0 Transaction in Own Shares released on 11 August 2006
2.1 Transaction in Own Shares released on 14 August 2006
2.2 Transaction in Own Shares released on 15 August 2006
2.3 Transaction in Own Shares released on 16 August 2006
2.4 Transaction in Own Shares released on 17 August 2006
2.5 Transaction in Own Shares released on 18 August 2006
2.6 Transaction in Own Shares released on 21 August 2006
2.7 Transaction in Own Shares released on 24 August 2006
2.8 Holding(s) in Company released on 29 August 2006
2.9 Transaction in Own Shares released on 31 August 2006

EXHIBIT 1.1

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 1 August 2006

BP p.l.c. announces that on 31 July 2006, it purchased 6,784,219 ordinary shares at prices between 644.4 pence and 652.0 pence per share and between 1204.33 cents and 1214.67 cents per share. The purchased shares will all be held as Treasury shares.

Following the above transactions, BP p.l.c. holds 1,860,868,937 ordinary shares in Treasury, and has 19,835,619,204 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 1.2

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 2 August 2006

BP p.l.c. announces that on 1 August 2006, it purchased 8,613,000 ordinary shares at prices between 639.5 pence and 651.0 pence per share and between 1193.83 cents and 1206.00 cents per share. The purchased shares will all be held as Treasury shares.

Following the above transactions, BP p.l.c. holds 1,869,481,937 ordinary shares in Treasury, and has 19,827,478,009 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 1.3

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 3 August 2006

BP p.l.c. announces that on 2 August 2006, it purchased 6,180,000 ordinary shares at prices between 644.5 pence and 650.0 pence per share. The purchased shares will all be held as Treasury shares.

BP p.l.c. also announces that on 2 August 2006 it transferred to participants in its employee share schemes 4,283 ordinary shares at prices between 350.00 pence and 452.0 pence. These shares were previously held as treasury shares.

Following the above transactions, BP p.l.c. holds 1,875,657,654 ordinary shares in Treasury, and has 19,821,722,017 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 1.4

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  4 August 2006

BP p.l.c. announces that on 3 August 2006, it purchased 9,112,000 ordinary shares at prices between 636.5 pence and 648.0 pence per share and between 1200.00 cents and 1207.17 cents per share. The purchased shares will all be held as Treasury shares.

Following the above transactions, BP p.l.c. holds 1,884,769,654 ordinary shares in Treasury, and has 19,812,821,073 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 1.5

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  7 August 2006

BP p.l.c. announces that on 4 August 2006, it purchased 7,149,300 ordinary shares at prices between 631.0 pence and 637.5 pence per share and between 1200.17 cents and 1213.33 cents per share. The purchased shares will all be held as Treasury shares.

Following the above transactions, BP p.l.c. holds 1,891,918,954 ordinary shares in Treasury, and has 19,806,129,503 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 1.6

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  8 August 2006

BP p.l.c. announces that on 7 August 2006, it purchased 5,920,000 ordinary shares at prices between 620.0 pence and 627.0 pence per share. The purchased shares will all be held as Treasury shares.

Following the above transactions, BP p.l.c. holds 1,897,838,954 ordinary shares in Treasury, and has 19,800,539,009 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 1.7
BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  9 August 2006

BP p.l.c. announces that on 8 August 2006, it purchased 6,236,200 ordinary shares at prices between 608.5 pence and 623.0 pence per share. The purchased shares will all be held as Treasury shares.

Following the above transactions, BP p.l.c. holds 1,904,075,154 ordinary shares in Treasury, and has 19,794,503,679 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 1.8

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  10 August 2006

BP p.l.c. announces that on 9 August 2006, it purchased 5,959,000 ordinary shares at prices between 609.0 pence and 620.0 pence per share. The purchased shares will all be held as Treasury shares.

BP p.l.c. also announces that on 9 August 2006 it transferred to participants in its employee share schemes 3,283 ordinary shares at prices between 350.00 pence and 452.0 pence. These shares were previously held as treasury shares.

Following the above transactions, BP p.l.c. holds 1,910,030,871 ordinary shares in Treasury, and has 19,788,736,724 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 1.9

BP p.l.c.  -  Director/PDMR Shareholding
BP p.l.c.  -  10 August 2006

BP p.l.c. was advised on 10 August 2006, by Computershare Plan Managers that on 10 August 2006 the following Directors of BP p.l.c. and other senior executives (persons discharging managerial responsibilities) acquired in London the number of BP ordinary shares (ISIN number GB0007980591) shown opposite their names below at GBP6.195 per share through participation in the BP ShareMatch UK Plan:-


Directors

Mr. I. C. Conn                      57 shares
Dr. A.B. Hayward                    57 shares
Mr. J.A. Manzoni                    57 shares



Persons Discharging Managerial Responsibilities

Mrs Vivienne Cox                    57 shares



This notice is given in fulfilment of the obligation under section 324(5) of the Companies Act 1985 and DR3.1.2R.

EXHIBIT 2.0

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  11 August 2006

BP p.l.c. announces that on 10 August 2006, it purchased 5,600,000 ordinary shares at prices between 609.0 pence and 617.0 pence per share. The purchased shares will all be held as Treasury shares.

Following the above transaction, BP p.l.c. holds 1,915,630,871 ordinary shares in Treasury, and has 19,783,348,096 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 2.1

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  14 August 2006

BP p.l.c. announces that on 11 August 2006, it purchased 5,165,800 ordinary shares at prices between 607.5 pence and 620.0 pence per share. The purchased shares will all be held as Treasury shares.

Following the above transaction, BP p.l.c. holds 1,920,796,671 ordinary shares in Treasury, and has 19,778,230,586 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 2.2

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  15 August 2006


BP p.l.c. announces that on 14 August 2006, it purchased 6,000,000 ordinary shares at prices between 612.0 pence and 620.0 pence per share. The purchased shares will all be held as Treasury shares.

Following the above transaction, BP p.l.c. holds 1,926,796,671 ordinary shares in Treasury, and has 19,772,316,962 ordinary shares in issue (excluding Treasury shares).


Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 2.3

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  16 August 2006

BP p.l.c. announces that on 15 August 2006, it purchased 5,154,000 ordinary shares at prices between 611.0 pence and 618.0 pence per share. The purchased shares will all be held as Treasury shares.

Following the above transaction, BP p.l.c. holds 1,931,950,671 ordinary shares in Treasury, and has 19,767,230,528 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 2.4

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  17 August 2006

BP p.l.c. announces that on 16 August 2006, it purchased 6,058,000 ordinary shares at prices between 605.0 pence and 616.5 pence per share. The purchased shares will all be held as Treasury shares.

BP p.l.c. also announces that on 16 August 2006 it transferred to participants in its employee share schemes 9,486 ordinary shares at prices between 350.00 pence and 452.0 pence. These shares were previously held as treasury shares.

Following the above transactions, BP p.l.c. holds 1,937,999,185 ordinary shares in Treasury, and has 19,761,198,814 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 2.5

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  18 August 2006

BP p.l.c. announces that on 17 August 2006, it purchased 7,845,000 ordinary shares at prices between 600.5 pence and 609.0 pence per share. The purchased shares will all be held as Treasury shares.

Following the above transaction, BP p.l.c. holds 1,945,844,185 ordinary shares in Treasury, and has 19,753,426,014 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 2.6

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  21 August 2006

BP p.l.c. announces that on 18 August 2006, it purchased 6,912,000 ordinary shares at prices between 610.5 pence and 618.0 pence per share. The purchased shares will all be held as Treasury shares.

Following the above transaction, BP p.l.c. holds 1,952,756,185 ordinary shares in Treasury, and has 19,746,545,214 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 2.7

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  24 August 2006

BP p.l.c. announces that on 23 August 2006 it transferred to participants in its employee share schemes 11,664 ordinary shares at prices between 350.00 pence and
452.0 pence. These shares were previously held as treasury shares.

Following the above transactions, BP p.l.c. holds 1,952,744,521 ordinary shares in Treasury, and has 19,746,584,760 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 2.8

BP p.l.c.  -  Holding(s) in Company
BP p.l.c.  -  29 August 2006

Letter to BP PLC dated 11 August 2006

Enclosed are amended notifications of disclosable interests under the U.K. Companies Act 1985. Please note that while this information details the disclosable interests of more than one entity, the enclosed disclosure constitutes separate notifications of interest which have been combined solely for purposes of clarity and efficiency. It is not intended to indicate that any of these entities act as a group or in concert with respect to these interests.

These disclosures are made in the interest of conformity with the Companies Act. The Interest detailed herein were acquired solely for investment purposes. For disclosure purposes, holdings should be represented as Fidelity International Limited (FIL) and its direct and indirect subsidiaries, being non-beneficial holders.

Please be advised that no further notifications will be processed unless a disclosable interest is obtained.

From:   Fidelity International

Closing Amendment

NOTIFICATIONS UNDER SECTIONS 198 TO 202 - U.K. COMPANIES ACT

1.     Company in which shares are held:     BP Plc

2.     Notifiable Interest:                  Ordinary Shares

     (A)  FMR Corp.
          82 Devonshire Street Boston, MA 02109

          Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts. (See Schedule A for listing of Registered Shareholders and their holdings).

     (B)  Fidelity International Limited (FIL)
          P.O. Box HM 670
          Hamilton HMCX, Bermuda

          Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL), Fidelity Gestion (FIGEST), Fidelity Investments Advisory (Korea) Limited (FlA(K)L), Fidelity Investments Management (Hong Kong) Limited (FIMHK), Fidelity Pension Management (FPM), Fidelity Investments Japan (FIJ) and Fidelity Investments International (Fll), investment managers for various non-US investment companies and institutional clients.

3.        The notifiable interests also comprise the notifiable interest of:

               Mr. Edward C. Johnson 3d
               82 Devonshire Street
               Boston, MA 02109

          A principal shareholder of FMR Corp. and Fidelity International
          Limited.


4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (I) (h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208 (4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

7. Inasmuch as there is no disclosable interest of 3% or greater of the share capital, FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries have no further reporting obligation under Section 198 to 202 of the UK Companies Act. This statement speaks as of its date, and no inference should be drawn that no change has occurred in the facts set forth herein after the date hereof.


Regulatory Reporting Senior Manager, FIL - Investment Compliance
Duly authorized under Powers of Attorney dated August 25, 2004 by Eric D. Roiter by and on behalf of FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries.

Schedule A

Closing Amendment

Security: BP PLC

Current ownership percentage:          2.99%
Total Shares Held                      591,456,759
Shares In Issue:                       19,794,503,679
Change In holdings since last filing: (94,210,785) ordinary shares



                MANAGEMENT
SHARES HELD     COMPANY     NOMINEE/REGISTERED NAME
 31,200,600     FMTC        JPMORGAN CHASE BANK
    716,400     FMTC        STATE STREET BANK AND TR CO
 26,460,156     FMRCO       JPMORGAN CHASE BANK
 23,336,460     FMRCO       BROWN BROTHERS HARRIMAN AND CO
 22,827,876     FMRCO       NORTHERN TRUST CO
 15,773,040     FMRCO       STATE STREET BANK AND TR CO
      6,600     FMRCO       MELLON BANK N,A,
 39,010,407     FPM         JP MORGAN, BOURNEMOUTH
 34,109,423     FPM         NORTHERN TRUST LONDON
 24,341,684     FPM         JP MORGAN, BOURNEMOUTH
 19,238,972     FPM         STATE STR BK AND TR CO LNDN (S
  8,142,671     FPM         BANK OF NEW YORK BRUSSELS
  7,093,045     FPM         MELLON BANK
  6,109,600     FPM         HSBC BANK PLC
  2,082,492     FPM         BANKERS TRUST LONDON
    935,326     FPM         CHASE MANHTTN BK AG FRNKFRT (S
    864,800     FPM         MIDLAND SECURITIES SERVICES
    298,000     FPM         SOCIETE GENERALE
    107,087     FPM         DEXIA PRIVATBANK
     97,900     FPM         CHASE MANHATTAN LONDON
 21,619,369     FMTC        STATE STREET BANK AND TR CO
 14,754,008     FMTC        BROWN BROTHERS HARRIMAN AND CO
  7,665,518     FMTC        NORTHERN TRUST CO
  5,408,018     FMTC        JPMORGAN CHASE BANK
  5,371,061     FMTC        MELLON BANK N.A.
  3,480,000     FMTC        BANK OF NEW YORK
  1,354,439     FMTC        CIBC MELLON TRUST
    164,628     FMTC        ROYAL TRUST - TORONTO
 45,255,270     FMRCO       JPMORGAN CHASE BANK
 17,304,196     FMRCO       STATE STREET BANK AND TR CO
  1,285,883     FMRCO       NORTHERN TRUST LONDON
    423,600     FMRCO       MELLON BANK N.A,
    144,900     FMR         MELLON BANK NA
106,608,026     FISL        JP MORGAN, BOURNEMOUTH
  1,901,170     FIM HK      BERMUDA TRUST FAR EAST HK
 95,400,743     FIL         BROWN BROS HARRIMN LTD LUX
 28,158,165     FlL         JP MORGAN, BOURNEMOUTH
  2,746,611     FIL         BANK OF NEW YORK BRUSSELS
  2,527,223     FIL         NORTHERN TRUST LONDON
  2,073,973     FIL         CHASE MANHTTN BK AG FRNKFRT (S
  1,951,244     FIL         STATE STR BK AND TR CO LNDN (S
  1,865,700     FIL         JPMORGAN BOURNEMOUTH
  1,221,800     FIL         BNP PARIBAS, PARIS (C)
  1,219,800     FIL         HSBC BANK PLC
    798,800     FIL         STATE STREET BANK AUSTRALIA (C
    513,263     FIL         NATIONAL ASTL BK MELBOURNE
    444,100     FIL         BROWN BROTHERS HARRIMAN AND CO
    342,700     FIL         NORTHERN TRUST CO
    256,900     FIL         BNP PARIBAS, PARIS
    161,584     FIL         ING LUXEMBOURG
     29,761     FIL         MORGAN STANLEY LONDON
    625,083     FIJ         MASTER TRUST BANK OF JAPAN
    328,790     FIJ         BROWN BROTHERS HARRIMAN AND CO
    305,660     FIJ         NOMURA TRUST AND BANKING
    172,150     FIJ         TRUST&CUST SVCS BK LTD TOKO
  8,059,658     FII         BANK OF NEW YORK EUROPE LDN
  3,843,906     FII         JP MORGAN, BOURNEMOUTH
  2,621,400     FIGEST      BNP PARIBAS, PARIS
    627,730     FIGEST      CDC FINANCE
  3,573,300     FICL        STATE STREET BANK AND TR CO
    214,200     FIA(K)L     STATE STREET HONG KONG

EXHIBIT 2.9

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  31 August 2006

BP p.l.c. announces that on 30 August 2006 it transferred to participants in its employee share schemes 4,916 ordinary shares at prices between 350.00 pence and
441.0 pence. These shares were previously held as treasury shares.

Following the above transactions, BP p.l.c. holds 1,952,739,605 ordinary shares in Treasury, and has 19,746,902,000 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 4 September 2006                       /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary